Exhibit 99.1

November 14, 2025

Dear Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to the 2025 annual general meeting (“AGM”) of Yatra Online, Inc. (the “Company”).

This letter serves as your official notice that the AGM will be held on Monday, December 08, 2025 at 6:00 PM, local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India.

This year you will be asked to vote on the following proposals:

1. Approval of an ordinary resolution to re-appoint Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2028 annual general meeting; and

2. Approval of an ordinary resolution to ratify the appointment of BDO India Services Private Limited as our independent registered public accountant for the fiscal year ending March 31, 2026.

The Board of Directors recommends a vote FOR Proposal Nos. 1 and 2. These proposals are described in the attached Proxy Statement, which you are encouraged to read fully. We will also consider any additional business that may properly be brought before the AGM.

The Board of Directors has fixed November 13, 2025, as the record date for the determination of shareholders entitled to notice of, and to vote at, the AGM and any adjournment thereof. Only holders of record of ordinary shares and Class F shares of the Company at the close of business on the record date are entitled to notice of, and to vote at, the AGM. At the close of business on the record date, the Company had 60,496,204 ordinary shares and 1,854,871 Class F shares issued and outstanding and entitled to vote.

It is important that your shares be represented at the AGM, so whether or not you plan to attend in person, please vote by proxy on the Internet at www.cstproxyvote.com or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. If you attend the AGM, you may revoke your proxy and vote in person.

If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by that entity in order to vote your shares. Please note that if your shares are held in the name of a bank, broker or other nominee and you wish to vote at the AGM, you must first obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Sincerely,

Dhruv Shringi
Director and Chief Executive Officer

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272

4th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana, India

Proxy Statement for 2025 Annual General Meeting

to be held on December 08, 2025

We are furnishing this Proxy Statement to shareholders (“Shareholders”) of record of Yatra Online, Inc. (the “Company,” “Yatra,” “Yatra Online,” “we” or “us”) in connection with the solicitation of proxies for use at the 2025 annual general meeting to be held at 6:00 PM local time, at our India office located at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II Sector-20, Gurugram-122008, Haryana, India and at any adjournments thereof (the “AGM”).

At the AGM, the Shareholders will be asked to:

1. Approve an ordinary resolution to re-appoint Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2028 annual general meeting; and

2. Approve an ordinary resolution to ratify the appointment of BDO India Services Private Limited as our independent registered public accountant for the fiscal year ending March 31, 2026.

RECOMMENDATIONS OF OUR BOARD OF DIRECTORS

Our Board of Directors recommends that you vote your shares as follows:

● FOR the re-appointment of Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2028 annual general meeting; and

● FOR the ratification of the appointment of BDO India Services Private Limited as our independent registered public accountant for the fiscal year ending March 31, 2026.

PERSONS MAKING THE SOLICITATION

We, on behalf of the Board of Directors, are soliciting proxies in connection with the AGM. The Company will bear the costs of the solicitation.

VOTING INFORMATION

Shareholders of record of the Company’s ordinary shares, par value US$0.0001 per share (“Ordinary Shares”) and the Company’s Class F Shares, par value US$0.0001 per share (“Class F Shares” and together with the Ordinary Shares, the “Shares”), at the close of business on November 13, 2025 (the “Record Date”), are entitled to notice of, and to vote at the AGM and any adjournment thereof. On November 13, 2025, 60,496,204 ordinary shares and 1,854,871 Class F shares were issued and outstanding and entitled to vote. Each issued and outstanding Ordinary Share and Class F Share entitles the holder thereof to one vote on each matter submitted to the Shareholders for a vote. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”), Shareholders representing not less than a majority of the Shares must be represented at the AGM, either in person or by proxy, to constitute a quorum. There must be a quorum for the AGM to be held.

Some of our Shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials should be forwarded to you by your broker or nominee, which is considered the Shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and to attend the AGM. However, since you are not the Shareholder of record, you may not vote those shares in person at the AGM unless you obtain a signed proxy from the Shareholder of record giving you the right to vote the shares. Your broker or nominee has been provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

If a share is represented for any purpose at the AGM by the presence of the registered owner or a person holding a valid proxy for the registered owner, it is deemed to be present for the purpose of establishing a quorum. Therefore, valid proxies which are marked “Abstain” or as to which no vote is marked, including broker non-votes (described below), will be included in determining the number of votes present or represented at the AGM.

If you have questions of any nature, please call our Investor Relations department at +1 203 682 8233.

Vote Required

Assuming that a quorum is present:

●	Proposal No. 1 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

●	Proposal No. 2 - This proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

If a Shareholder submits a proxy but does not specify how he or she would like it to be voted, then the proxy will be voted: FOR the re-appointment of Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2028 annual general meeting; and FOR the ratification of the appointment of BDO India Services Private Limited as our independent registered public accountant for the fiscal year ending March 31, 2026.

We will not count abstentions, broker non-votes or the failure to return a signed proxy as either for or against the proposals, so abstentions, broker non-votes and, assuming a quorum is present, the failure to return a signed proxy, have no impact on Proposal Nos. 1 and 2.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proposals that brokers do not vote on are referred to as “broker non-votes.” A broker non-vote does not count as a vote in favour of or against a particular proposal for which the broker has no discretionary voting authority.

Voting Procedures

Pursuant to the Articles, proxies must be received by the Company at least 48 hours prior to the time of the AGM in order to be effective. Ensure that your shares can be voted at the AGM by submitting your proxy card, or contacting your broker, bank or other nominee.

If your shares are registered in your name, please submit your proxy as soon as possible:

Via the Internet. You may vote via the Internet by going to www.cstproxyvote.com by following the instructions. You will need to have your proxy card available when voting via the Internet. If you want to vote via the Internet, you must do so before 11:59 p.m. EST, on December 05, 2025. If you vote via the Internet, you do not need to return a proxy card.

By Mail. If you are a beneficial owner, you may vote by mail by signing and dating your proxy card or voting instruction card provided by your broker, bank or other nominee and mailing it in the postage-prepaid envelope provided. If you provide specific voting instructions, your shares will be voted as you instruct.

If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank or other nominee in order to vote your shares. Please note that if your shares are held in the name of a broker, bank or other nominee and you wish to vote at the AGM, you must obtain a proxy issued in your name from that record holder prior to the AGM and bring the proxy to the AGM.

Revocability of Proxy

A proxy may be revoked by a Shareholder prior to voting at the AGM by written notice to the Company at Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Sector-20, Gurugram-122008, Haryana, India, by submission of another proxy bearing a later date, or by voting in person at the AGM. Such notice or later proxy will not affect a vote on any matter taken prior to the receipt thereof by the Company. The mere presence at the AGM of a Shareholder who has appointed a proxy will not revoke the prior appointment.

If not revoked, the proxy will be voted at the AGM in accordance with the instructions indicated on the proxy card by the Shareholder or, if no instructions are indicated, will be voted FOR the re-appointment of Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2028 annual general meeting; and FOR the ratification of the appointment of BDO India Services Private Limited as our independent registered public accountant for the fiscal year ending March 31, 2026.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025 (the “Annual Report”) filed with the United States Securities and Exchange Commission (the “SEC”) on July 31, 2025 is available on the Company’s website at https://www.yatra.com under “Investor Relations” and on the SEC’s website at https://www.sec.gov. We encourage you to read the Annual Report for information about the Company, including:

●	Financial performance;
●	Risk factors that could materially and adversely affect the Company’s business, financial condition and results of operations;
●	Directors, senior management and employees;
●	Certain beneficial owners of our Shares and related party transactions; and
●	Compensation of directors and officers.

You may obtain copies of our public filings, including the Annual Report, from our website at https://www.yatra.com under “Investor Relations”, or from the SEC’s website at https://www.sec.gov. None of the other information on our website or https://www.sec.gov is incorporated into this proxy statement. You also may request a copy of these materials, without incurring any charge, by calling our Investor Relations department at +1 203 682 8233. Please make your request no later than November 28, 2025 to facilitate timely delivery. If you do not request materials pursuant to the foregoing procedures, you will not otherwise receive an e-mail or electronic copy of the materials.

PROPOSAL NO. 1

Re-appointment of Mr. Dhruv Shringi, Class III director nominee,

to the Board of Directors to serve for a three-year term expiring at the 2028 annual general meeting

Our Board of Directors oversee the management of our business and affairs with a view to ensuring that Shareholder value is enhanced without compromising our commitment to our principles or our Code of Business Conduct and Ethics. Our Board of Directors has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role. The Board of Directors fulfils its mandate directly and through its committees. The directors are kept informed of our operations at regular board and committee meetings as well as through reports and discussions with management. We believe the Company is best served by a board of directors that functions independently of management and is informed and engaged.

Our Board/Committee of Directors has determined that four (4) members of our Board of Directors are independent, according to the Securities Act of 1933, as amended, and listing standards of the NASDAQ Stock Market LLC (“Nasdaq”). Our Articles provide that at each succeeding annual general meeting, directors will be appointed for a full term of three (3) years, unless he or she resigns or is removed earlier, to succeed the directors of the class whose terms expire at such annual general meeting. Mr. Dhruv, our Class III director, is seeking re-appointment at this AGM. The Board of Directors currently consists of six (6) members, as determined in accordance with the Articles. Our current directors are:

Mr. Dhruv Shringi

Mr. Murlidhara Lakshmikantha Kadaba

Mr. Roshan Mendis

Mr. Stephen Schifrin

Mr. Michael A. Kaufman

Mr. Siddhartha Gupta

Ms. Neelam Dhawan resigned from the Board of Directors effective at the close of business on January 20, 2025 and Mr. Siddhartha Gupta was appointed to the Board of Directors effective September 30, 2025 as an additional director.

Dhruv Shringi. Mr. Shringi is our co-founder and has served as our Chief Executive Officer since June 2008 and as a member of our Board of Directors since December 2005. Prior to joining our Company, Mr. Shringi was Director of Group Operations and Technology of the Ebookers Group, London from October 2003 to June 2005. From February 2002 to September 2003, Mr. Shringi served in the Strategy and Business Development team at Ford Motor Company in the UK, and from May 1994 to October 2000, he worked in the Audit & Business Consulting team of Arthur Anderson in their offices in India and London. He holds a B.Com (Hons.) degree from Delhi University, a Master of Business Administration degree from INSEAD and is also a qualified chartered accountant. Mr. Shringi is currently serving as the Board Member of Yatra India, PB Fintech Limited, Paisabazar Marketing and Consulting Private Limited and Yatra USA Corp. and does not serve on the Board of any other Public Company. We believe Mr. Shringi is qualified to serve on our Board because of his extensive knowledge of the travel industry and his experience as our Chief Executive Officer. He is also currently serving as the co-chairman of the FICCI (Federation of Indian Chambers of Commerce and Industry) tourism committee. He was also listed amongst the top 40 CEOs in the country by Fortune.

Resolution

“RESOLVED, as an ordinary resolution, that Mr. Dhruv Shringi be re-appointed as a director of the Company with immediate effect, to hold office in accordance with the articles of association of the Company as a Class III Director until the expiration of his term at the 2028 annual general meeting of the Company or until his successor shall have been duly appointed and qualified or until his earlier death, resignation or removal.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the re-appointment of Mr. Dhruv Shringi as a Director of the Company.

PROPOSAL NO. 2:

Ratification of the appointment of

BDO India Services Private Limited as the Company’s

independent registered public accountant

for the fiscal year ending March 31, 2026

Proposal No. 2 is to ratify the appointment of BDO India Services Private Limited as our independent registered public accountant for the fiscal year ending March 31, 2026. BDO India Services Private Limited has provided the Board of Directors with a willingness letter for being appointed as the Company’s independent registered public accountant for the fiscal year ending March 31, 2026. The Board of Directors is satisfied that BDO India Services Private Limited is independent of the Company.

It may be noted the Audit Committee had appointed BDO India LLP as the Company’s independent registered public accountant on August 08, 2025. It may be further noted that as a part of internal restructuring at a group level, effective October 1, 2025, all the operations currently conducted by BDO India LLP, Company’s independent registered public accountant, has been transferred to the corporate entity; BDO India Services Private Limited, with management control, operations, contractual terms, engagement team, email addresses, phone numbers, fax numbers and location of offices remaining the same.

The details for aggregate audit fees, audit-related fees, tax fees and all other fees, as the case may be, approved by the Audit Committee and billed by the former auditors Ernst & Young Associates LLP for financial year ended March 31, 2025 are:

INR (in thousands)
Audit fees (audit and review of financial statements)	INR	29,421
Audit-related fees (including fees related to the offerings and other miscellaneous audit-related certifications)		-
Tax fees (other certifications and tax advisory services)		-
Total	INR	29,421

Resolution

“RESOLVED, as an ordinary resolution, that the ratification of the appointment of BDO India Services Private Limited as the Company’s independent registered public accountant for the fiscal year ending March 31, 2026 be approved in all respects.”

Vote Required

If a quorum is present at the AGM, this proposal requires the approval of an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the shares who, being present, in person or by proxy, and entitled to vote at the AGM, vote at the AGM.

The Board of Directors recommends that you vote FOR the ratification of the appointment of BDO India Services Private Limited as our independent registered public accountant for the fiscal year ending March 31, 2026.

OTHER MATTERS

Other than what is described above, the Board of Directors is unaware of any additional items of business to be brought before the AGM.